SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES A RECORD-BREAKING US $14MM+ OF HIGH

MARGIN LIVE & PRE-LIVE CAMPAIGNS IN MARKET TODAY!

October 04, 2017

OTCQB Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that as of October 1, 2017, the company is running a record-breaking 93 simultaneous programs and is in the process of launching 38 more (pre-live). These programs collectively represent over US$14 million of high margin revenue for the company, a record dollar value of programs running simultaneously for the company since its inception.

These programs span diverse industries across markets in the US, Canada and Europe. Programs include both short-term promotions and long-term loyalty programs leveraging Snipp’s entire suite of solutions including Snipp’s market-leading receipt processing platform, SnippRebates, SnippRewards, and SnippLoyalty.

“We are excited by the growth in 2017 in terms of the value of these programs that are being run concurrently,” says Atul Sabharwal, CEO of Snipp. “Launching and maintaining such a large number of programs is a testament to the scalability of our processes and technology, something we have spent an immense amount of time and money investing in over the course of the last two years. We look forward to leveraging our strong foundation to build momentum and expand not only our base of leading global brands in the USA, Canada, and Europe but also the breadth and depth of programs we offer to help our valued clients achieve their marketing objectives.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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